UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 000-53795
CUSIP NUMBER N/A

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2011
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Reef Oil & Gas Income and Development Fund III, L.P.
Full Name of Registrant

Former Name if Applicable

1901 N. Central Expressway, Suite 300
Address of Principal Executive Office (Street and Number)

Richardson, Texas 75080
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant requires additional time to file its Form 10-Q so that it can complete the necessary review and compilation of information to file a complete and accurate report.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Daniel C. Sibley	972	437-6792
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Reef Oil & Gas Income and Development Fund III, L.P. (the “Partnership”) has a net loss of $201,159 for the three month period ended March 31, 2011, compared to a net loss of $2,437,647 for the three month period ended March 31, 2010, primarily due to fluctuations in impairment expense and general and administrative expenses between the comparable periods.

The Partnership recognized impairment expense of $1,452,475 during the three month period ended March 31, 2010 compared to no impairment expense during the three month period ended March 31, 2011.  The impairment recognized during the first three month period of 2010 was primarily related to the Azalea Acquired Properties, for which the quarterly ceiling test was calculated using prices that were the 12-month un-weighted arithmetic average of the first-day-of-the-month price for crude oil and natural gas held constant and discounted at 10% for the entire life of these very long-lived properties, as opposed to using the prices in effect at the time of the transactions.  No impairment was necessary during the first quarter of 2011 due to rising commodity prices.

General and administrative costs incurred during the three month periods ended March 31, 2011 and 2010 decreased from $1,136,298 in 2010 to $424,631 in 2011. This decrease is primarily due to acquisition costs of approximately $730,000 related to the Azalea Acquired Properties that were expensed during the first quarter of 2010.

Reef Oil & Gas Income and Development Fund III, L.P.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	May 17, 2011	By:	/s/ David M. Tierney
David M. Tierney, Chief Financial Reporting Officer and Treasurer of Reef Exploration, L.P.

INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).